

07007721

AB 6/21

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67226

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Borealis Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Stevens Rd (No. and Street)

Cranston (City) RI (State) 02910 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ernest P. Baptista, JR 401-261-6791 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Piccerelli Gilstein + Co LLC (Name — if individual, state last, first, middle name)

144 Westminster ST (Address) Providence (City) RI (State) 02903 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

VH 6/21

Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, Ernest P. Baptista, Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Borealis Partners, LLC, as of 12/31, 19 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Member Chief Compliance Officer

Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

May 8, 2007


NASD

BY CERTIFIED MAIL 7005 1160 0001 3274 1910

Mr. Ernest Baptista, Jr.
Chief Executive Officer
Borealis Partners, LLC
14 Stevens Road
Cranston, RI 02910

Dear Mr. Baptista:

This acknowledges receipt of your December 31, 2006 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. Facing Page (see enclosed) signed and notarized.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by **May 22, 2007**. Questions may be addressed to Kathryn Travers, Senior Compliance Examiner at 617-532-3456.

Sincerely,

Frank T. Kotopoulos /KET

Frank T. Kotopoulos
Supervisor

FTK/cb

Enclosure: Form X-17A-5 Part III Facing Page

cc: Ms. Lucy A. Corkery, Assistant District Administrator, Broker/Dealer Section, Securities and Exchange Commission

Boston District Office
99 High Street - Suite 900
Boston, MA
02110

tel 617 532 3400
fax 617 451 3524
www.nasd.com

Financial Statements

Borealis Partners, LLC

December 31, 2006

BOREALIS PARTNERS, LLC

TABLE OF CONTENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

PICCERELLI, GILSTEIN & COMPANY, LLP

Certified Public Accountants and Consultants

144 Westminster St., Providence, R.I. 02903
401-831-0200 Fax: 401-331-8562
www.pgco.com

INDEPENDENT AUDITORS' REPORT

Borealis Partners, LLC:

We have audited the accompanying statement of financial condition of Borealis Partners, LLC (a Rhode Island Limited Liability Company) as of December 31, 2006, and the related statements of operations and members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Borealis Partners, LLC as of December 31, 2006, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 7 to 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Piccerelli, Gilstein & Company LLP

Providence, Rhode Island
March 21, 2007


BDO
SEIDMAN
ALLIANCE

William J. Piccerelli, CPA, CVA • Alan M. Gilstein, CPA, PFS • Richard J. Sullivan, CPA, MST • John M. Mathias, CPA, MST, CVA
[illegible], CPA, MST, PFS • [illegible], CPA, CNE • Frank S. DeLuca, CPA, MST, CFF, PFS • Sharon R. Kennedy, CPA

BOREALIS PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$ 50,916
Commissions receivable	118,833
Total assets	169,749

LIABILITIES AND MEMBERS' EQUITY

Taxes payable	500
Accrued expenses	11
Total liabilities	511
Members' equity	169,238
Total liabilities and members' equity	$ 169,749

See notes to financial statements.

BOREALIS PARTNERS, LLC

STATEMENT OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUE:	
Commission income	$ 713,921
OPERATING EXPENSES:	
Communications	925
Dues and subscriptions	130
Employee compensation and commissions	546,331
Insurance	4,677
Licenses and filing fees	1,161
Office	886
Professional fees	17,213
Travel	2,220
Taxes	1,000
Total operating expenses	574,543
NET INCOME	139,378
Members' equity, beginning of the year	14,860
Members' capital contributions	15,000
MEMBERS' EQUITY, END OF THE YEAR	$ 169,238

See notes to financial statements.

BOREALIS PARTNERS, LLC

STATMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	**$ 139,378**
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in cash from changes in assets and liabilities:	
Commissions receivable	**(118,833)**
Accrued expenses	**511**
Total adjustments	**(118,322)**
Net cash provided by operating activities	**21,056**
CASH FLOWS FROM FINANCING ACTIVITIES:	
Members' capital contributions	**15,000**
Increase in cash during the year	**36,056**
Cash, beginning of the year	**14,860**
CASH, END OF THE YEAR	**$ 50,916**

See notes to financial statements.

BOREALIS PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General – Borealis Partners, LLC (Company) was formed October 3, 2005 as a limited liability company under Chapter 7-16 of the General Laws of Rhode Island. In accordance with the articles of organization, the duration of the Company is perpetual.

The Company operates as a limited purpose broker/dealer offering private placement of limited partnership units, sold exclusively to insurance companies. The Company's primary source of revenue is commissions derived from the sale of the limited partnership units.

Cash – The Company maintains cash balances at a commercial bank. Accounts at the bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. Cash in this account at times exceeds $100,000.

Commissions receivable – Commissions receivable are recorded at the amount management expects to collect from the commissions due as a broker/dealer. An allowance for doubtful accounts is deemed not necessary due to the nature of the service provided.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income taxes – The Company has elected to be taxed as a partnership for income tax purposes. Under the Internal Revenue Code, the Company's income (losses) will be taxed at the member level; therefore, no provision for income taxes is reflected in the financial statements of the Company.

2. CONCENTRATIONS

During 2006, 100% of revenues were derived from the sale of one product offered by Fixed Income Discount Advisory Company (FIDAC). At December 31, 2006, commissions receivable of $118,833 was due from FIDAC.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $50,405, which was $45,405 in excess of its required net capital of $5,000.

4. PROFIT SHARING PLAN

The Company maintains a qualified 401(k) profit sharing plan covering all employees who have attained age 21. Under the plan, employees may elect to defer a percentage of their compensation each year, subject to Internal Revenue Service limits. The Company's contribution to the plan is comprised of a discretionary matching contribution and a discretionary profit sharing contribution, determined on an annual basis by the Company. During 2006, the Company contributions to the plan totaled $2,325.

BOREALIS PARTNERS, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
IN ACCORDANCE WITH RULE 15c3-1 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
DECEMBER 31, 2006

AGGREGATE INDEBTEDNESS:	
Total liabilities	$ 511
Total aggregate indebtedness	$ 511
NET CAPITAL:	
Credit items:	
Members' equity	$ 169,238
Deduct nonallowable assets:	
Commissions receivable	118,833
Net capital	$ 50,405
Capital requirements:	
Minimum dollar requirement	$ 5,000
Net capital exceeding requirements	45,405
Net capital	$ 50,405
Percentage of aggregate indebtedness to net capital	1.01%

BOREALIS PARTNERS, LLC

RECONCILIATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS PER AUDIT REPORT TO CLIENT'S FOCUS REPORT
DECEMBER 31, 2006

Aggregate indebtedness per audit report	$ 511
Aggregate indebtedness per Focus Report	2,625
Audit adjustment to accounts payable	$ (2,114)
Net capital per audit report	$ 50,405
Net capital per Focus Report	48,291
Audit adjustment to accounts payable	$ 2,114

BOREALIS PARTNERS, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
DECEMBER 31, 2006

This company claims exemption to SEC Rule 15c3-3 pursuant to subparagraph k2i.

BOREALIS PARTNERS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
DECEMBER 31, 2006

This company claims exemption to SEC Rule 15c3-3 pursuant to subparagraph k2i.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Borealis Partners, LLC

In planning and performing our audit of the financial statements and supplementary information of Borealis Partners, LLC for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining the compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against losses from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Borealis Partners, LLC
Page two

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

March 21, 2007

END